Act: 1934
Section: 12(g)
Rule:
Public Availability: 9/26/2008

NO ACT

DC
PE
9-25-08

September 26, 2008

[redacted]

Received SEC
SEP 26 2008
Washington, DC 20549

08058661

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mentor Corporation
Incoming letter dated September 25, 2008

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of the Company under the Exchange Act may be taken into account to determine whether Holdings is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Holdings may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a. of Form S-4;

- Without necessarily agreeing with your analysis, the Division will not object if Holdings, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's Registration Statements on Form S-8 relating to the Common Stock Plans. Instead, Holdings may adopt the Company's Registration Statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those Registration Statements;

- The Company's Exchange Act reporting history may be taken into account when determining Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- The Reorganization will be a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and Holdings will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act; and

- Holdings may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) under the Securities Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

PROCESSED
OCT 09 2008
THOMSON REUTERS



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2008

Mail Stop 3010

Scott M. Stanton
Morrison and Foerster LLP
12531 High Bluff Drive, Suite 100
San Diego, California 92130-2040

Re: Mentor Corporation

Dear Mr. Stanton:

In regard to your letter of September 25, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

MORRISON | FOERSTER

12531 HIGH BLUFF DRIVE
SUITE 100
SAN DIEGO, CALIFORNIA
92130-2040

TELEPHONE: 858.720.5100
FACSIMILE: 858.720.5125

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER,
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

September 25, 2008

Securities Act of 1933; Rule 144
Securities Act of 1933, Section 4(3); Rule 174
Securities Act of 1933; Rule 414
Securities Act of 1933, Form S-3
Securities Act of 1933, Form S-4
Securities Act of 1933, Form S-8
Securities Act of 1934, Section 12(b); Rule 12(b)-2
Securities Act of 1934, Section 12(g); Rule 12(g)-3(a)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: **Mentor Corporation**

Ladies and Gentlemen:

This letter supersedes and replaces our earlier letter dated September 8, 2008. We are counsel to Mentor Corporation, a Minnesota corporation ("Mentor" or the "Company"), which proposes to reorganize its operations into a holding company structure incorporated in Delaware (the "Reorganization"). To effect the Reorganization, Mentor has formed a wholly owned subsidiary ("Holdings") incorporated under the laws of the State of Delaware. Pursuant to an Agreement and Plan of Merger dated July 9, 2008 (the "Merger Agreement"), Mentor will merge (the "Merger") with a Minnesota corporation and a wholly owned subsidiary of Holdings ("Merger Sub") with Mentor as the corporation surviving the Merger. As a result of the Merger, each outstanding share of common stock, par value $.10 per share, of Mentor ("Company Common Stock"), will be converted into one share of common stock, par value $.001 per share, of Holdings ("Holdings Common Stock"). All of the outstanding shares of common stock of Merger Sub will be converted into newly issued shares of Company Common Stock, and Mentor will thereby become a wholly owned subsidiary of Holdings. The Company Common Stock will cease to be listed on the New York Stock Exchange ("NYSE") and the Holdings Common Stock will be listed on the NYSE. Upon consummation of the Merger, each person that owned Company Common Stock immediately prior to the effective time of the Merger (the "Effective Time") will own a corresponding number and percentage of the outstanding shares of Holdings Common Stock.

On behalf of Mentor and Holdings, we respectfully request an interpretive or no-action letter from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to certain issues arising under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Reorganization.

The Merger will be effected pursuant to the statutory procedures prescribed in the Minnesota Business Corporation Act (the "MBCA"). In accordance with the MBCA, the Merger Agreement must be approved by a majority of the directors present at a meeting of the Board of Directors of the Company and the holders of a majority of Company Common Stock entitled to vote at a meeting of the Company's shareholders, as well as by a majority of the directors present at a meeting of the Board of Directors of Merger Sub and Holdings, as the sole shareholder of Merger Sub. The Merger Agreement was submitted to a vote of the Company's shareholders at the annual meeting of shareholders of the Company held on September 15, 2008 (the "Shareholder Meeting"). Proxies for the Shareholder Meeting were solicited by the Board of Directors of the Company by means of a proxy statement pursuant to the requirements of Regulation 14A under the Exchange Act (the "Proxy Statement"). The preliminary Proxy Statement was filed on July 11, 2008 under the cover of a Registration Statement on Form S-4 which included the preliminary prospectus of Holdings relating to the issuance of Holdings Common Stock. The Registration Statement on Form S-4 was declared effective by the Commission on August 6, 2008, and the final Proxy Statement was filed on August 7, 2008. At the Shareholder Meeting the Company's shareholders approved the Merger Agreement and the Reorganization. However, the Shareholder Meeting was adjourned until September 29, 2008 (the "Reconvened Shareholder Meeting") in order to allow additional time to solicit proxies from those shareholders who had not voted on a proposal to approve the amendment and restatement of the Company's 2005 Long-Term Incentive Plan (the "Restated LTIP").

Background

Mentor was incorporated in April 1969. The Company develops, manufactures, licenses and markets a range of products serving the aesthetic medical market, including plastic and reconstructive surgery. The Company's products include breast implants for plastic and reconstructive surgery, capital equipment and consumables used for soft tissue aspiration for body contouring (liposuction), and facial rejuvenation products including various types of products for skin restoration. Mentor is headquartered in Santa Barbara, California, with manufacturing and research operations primarily in the United States, The Netherlands, France and Mauritius and employs approximately 1,200 people worldwide.

As of August 1, 2008, the Company's authorized capitalization consisted of (i) 150,000,000 shares of Company Common Stock, par value of $.10 per share, of which 33,774,689 shares of Company Common Stock were issued and outstanding and (ii) 25,000,000 shares of Preferred Stock, par value $.01 per share, none of which were issued and outstanding. The Company Common Stock is registered under Section 12(b) of the Exchange Act and is currently traded on the NYSE. The Company does not have any Exchange Act reporting obligations with respect to any other securities.

Mentor currently maintains effective registration statements on Form S-8 (File Nos. 333-141620, 333-73306, 333-129160, 333-100841) (the "Prior Registrations") with respect to the following employee benefit plans: the 2005 Long-Term Incentive Plan, the Employee Stock Purchase Plan and the 1991 Stock Option Plan (collectively the "Common Stock Plans"). Further, prior to the Effective Time and subject to the receipt of an affirmative vote of the Company's shareholders at the Reconvened Shareholder Meeting in favor of the adoption of the Restated LTIP, Mentor will file a registration statement on Form S-8 relating to the Restated LTIP (the "LTIP S-8" and, together with the Prior Registrations, the "Registration Statements").

The Company is current in all of its reporting requirements under Sections 13, 14 or 15(d) of the Exchange Act, and the Company has filed in a timely manner all reports required to be filed thereunder during the past 12 months.

As of June 30, 2008, Mentor had outstanding $150 million in aggregate principal amount of 2.75% convertible subordinated notes due 2024 (the "Convertible Notes"). The offering of the Convertible Notes has been completed, and the Company does not have any Exchange Act reporting obligations with respect to the Convertible Notes. The Convertible Notes are convertible, upon certain conditions, at the option of the holder into shares of Company Common Stock. In connection with the Reorganization, Mentor and Holdings intend to execute a supplemental indenture to the indenture governing the Convertible Notes pursuant to which (i) Holdings will guarantee Mentor's obligations under the indenture and the Convertible Notes, and (ii) the notes will be convertible into shares of Holdings Common Stock, in accordance with the existing conversion provisions of such notes. Further, the Merger Agreement provides that from and after the Effective Time the Convertible Notes will be convertible into shares of Holdings Common Stock. The indenture under which the Convertible Notes were issued does not require Mentor to, and Mentor has not and will not, solicit the consent of the holders of the Convertible Notes with respect to the Reorganization or Holdings' guarantee of Mentor's obligations under the indenture and the Convertible Notes. In addition, the indenture permits Mentor, Holdings and the trustee to execute the supplemental indenture without the consent of the holders of the Convertible Notes.

Description of the Proposed Reorganization

To effect the proposed Reorganization, Mentor has formed two subsidiaries: (i) Holdings, a Delaware corporation wholly owned by Mentor; and (ii) Merger Sub, a Minnesota corporation wholly owned by Holdings. Both Holdings and Merger Sub were created for the sole purpose of implementing the Reorganization, and none of such corporations have any operations, assets or liabilities, except, in the case of Holdings, the shares of stock it owns in Merger Sub.

If the requisite shareholder approval is obtained and the Reorganization is effected, Mentor will become a wholly owned subsidiary of Holdings at the Effective Time. At the Effective Time each share of Company Common Stock will be converted into one share of Holdings Common Stock. Each person that owned Company Common Stock immediately prior to the Effective Time will own a corresponding percentage of the outstanding Holdings Common Stock immediately after the Merger.

At the Effective Time, Holdings Common Stock will be listed on the NYSE and, following the Effective Time, Holdings will file a Form 25 with respect to the Company Common Stock for the purpose of delisting the Company Common Stock. In addition, following the Effective Time, Mentor will file a Form 15 relating to the termination of its registration under Section 12(g) of the Exchange Act. If the relief requested by the Company is granted by the Staff, Holdings Common Stock will be deemed registered pursuant to Rule 12g-3(a).

From and after the Effective Time, Holdings Common Stock will be issued instead of Company Common Stock under the Common Stock Plans, which plans will be assumed by Holdings at the Effective Time. The Proxy Statement states that a vote in favor of the Merger will also constitute (i) approval of the future issuance of Holdings Common Stock in lieu of Company Common Stock under the Common Stock Plans and the assumption of such plans by Holdings, (ii) approval of the composition of the initial Board of Directors of Holdings, (iii) ratification of the initial appointment of independent accountants of Holdings, and (iv) approval of the initial Restated Certificate of Incorporation of Holdings (the "Holdings Charter"). Prior to the Effective Time, Mentor as the sole shareholder of Holdings will elect the directors of Holdings and adopt the Holdings Charter. The Proxy Statement includes the information required by Schedule 14A under the Exchange Act regarding Holdings' initial directors because the Proxy Statement includes information with respect to Mentor's directors and director nominees (it is expected that each of these directors will serve as the initial directors of Holdings), and the Holdings Charter has been attached as an annex to the Proxy Statement and certain provisions are described therein.

The consolidated assets and liabilities of the Company and its subsidiaries immediately prior to the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries immediately after the Effective Time. All business and operations conducted immediately prior to the Effective Time by the Company and its subsidiaries will continue to be conducted immediately after the Effective Time by the Company and such subsidiaries, as subsidiaries of Holdings. The management of Holdings after the

Reorganization will be the same as the management of the Company prior to the Reorganization.

Request

On behalf of Mentor and Holdings, we respectfully request an interpretive or no-action letter from the Staff concurring in each of the following conclusions ("Request No. 1" through "No.5"), each of which is discussed more fully under the heading "Discussion" below:

1. After the Effective Time, Holdings may include the status and the Exchange Act reporting history of the Company in determining whether Holdings meets the eligibility requirements for the use of the various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8.

2. After the Effective Time, Holdings will constitute a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act and may file post-effective amendments to the Company's Registration Statements, as contemplated by Rule 414.

3. The Exchange Act reporting history of the Company may be taken into account after the Effective Time in determining Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

4. The Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the Holdings Common Stock will be deemed registered under the Exchange Act by operation of Rule 12g-3(a) of the Exchange Act. Further, as a result of the Reorganization, Holdings will be deemed a "large accelerated filer" for purposes of Rule 12b-2 of the Exchange Act.

5. The Company and Holdings need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act.

Discussion

1. Forms S-3, S-4 and S-8. General Instruction I.A.7 to Form S-3 under the Securities Act deems a "successor registrant" to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A. 1, 2, 3 and 5 to Form S-3 if (a)(i) its predecessor and it, taken together, do so, (ii) the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of

the predecessor; or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.

Consistent with General Instruction I.A.7 to Form S-3, Holdings should be deemed to be a "successor registrant" of the Company, within the meaning of the word "successor" as such term is defined by Rule 405 under the Securities Act. The Company and Holdings, taken together, meet the conditions for eligibility to use Form S-3. The proposed succession of Holdings to the business, assets and liabilities of the Company will be for the purposes of changing the state of incorporation of the Company and forming a holding company structure. Consistent with prior no-action letters, the fact that the succession will be for the purpose of both forming a holding company and reincorporating should not affect the analysis. *See, e.g. Oncothyreon Inc.* (available January 31, 2008); *Payless ShoeSource, Inc.* (available April 20, 1998); *Quality Food Centers, Inc.* (available August 26, 1997); *National Securities Corporation* (available February 6, 1997).

Further, the consolidated assets and liabilities of Holdings immediately after the Effective Time will be the same as the consolidated assets and liabilities of the Company immediately prior to the Effective Time. Immediately after the Effective Time, Holdings will present the same consolidated financial position and total enterprise value as Mentor prior to the Reorganization. Additionally, after the Effective Time, on a consolidated basis, Holdings will hold the same assets and liabilities and will conduct the same business and operations Mentor held and conducted prior to the Reorganization. After the Effective Time, the executive management of Holdings will be the same as the executive management of Mentor immediately prior to the Reorganization. In the absence of any economic and substantive consequence, following the Reorganization, Holdings should be deemed to be a "successor registrant" and should be able to include the prior reporting history of Mentor in determining whether Holdings (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions to Form S-4 under the Securities Act and (iii) "satisfies the registrant requirements for use of S-3" as such phrase is used in the General Instructions to Form S-8. Such a determination would be consistent with positions taken by the Staff in the context of transactions similar to the Reorganization. *See, e.g. Roper Industries, Inc.* (available July 19, 2007); *Hecla Mining Company* (available October 31, 2006); *Matria Healthcare, Inc.* (available February 10, 2005); *Northwest Airlines Corporation* (available December 16, 1998); *World Access, Inc.* (available October 28, 1998); *Payless ShoeSource, Inc.* and *Quality Food Centers, Inc.*, supra; *Rouge Steel Company* (available April 22, 1997); *National Securities Corporation*, supra; *Halliburton Company* (available December 11, 1996); *America West Airlines, Inc.* (available April 25, 1996); *Proler International Corp.* (available March 8, 1996); *Toys "R" Us, Inc.* (available December 1, 1995); *INDRESCO Inc.* (available October 31, 1995).

Based upon the foregoing, we respectfully request that you concur with our opinion that the reporting history of Mentor prior to the Reorganization may be included in determining whether the requirements for use of the various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8, are satisfied by Holdings as a successor registrant.

2. Rule 414 under the Securities Act. Rule 414 promulgated under the Securities Act provides that if an issuer has been succeeded by another issuer for the purpose of changing its form of organization or changing the state of incorporation, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that certain enumerated conditions are satisfied. Consistent with prior no-action letters, the fact that the succession will be for the purpose of both forming a holding company and reincorporating should not affect the analysis. For example, in *Payless ShoeSource*, Payless, a Missouri corporation, proposed to reorganize its operations into a holding company structure and reincorporate in Delaware and sought no-action relief from the Staff. The Staff stated that no objection would be raised if the new Delaware holding company filed post-effective amendments to adopt Payless' registration statements.

It is our opinion that each of the Registration Statements should be deemed to be the registration statements of Holdings as the "successor issuer for the purpose of continuing the offering," since the Reorganization will have the effect of changing the Company's form of organization and substantially meets all of the other conditions enumerated in Rule 414.

Paragraph (a) of Rule 414 requires that immediately prior to the succession, the successor issuer not have assets or liabilities other than nominal assets or liabilities. As explained above, immediately prior to the succession, Holdings will have only a nominal amount of stock outstanding and no business or properties of its own.

All of the other conditions enumerated in Rule 414 will be satisfied under the terms and provisions of the Reorganization, except for the technical non-satisfaction of paragraph (b) of Rule 414, which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As previously discussed, Holdings will not directly acquire all of the assets and assume all of the liabilities and obligations of the Company since all of such assets and liabilities (other than the Company Stock Plans and the Registration Statements) will remain with the Company following the Reorganization. In addition, Holdings will guarantee Mentor's obligations under the Convertible Notes to make payments of interest and principal and will assume Mentor's obligations to issue shares of Common Stock upon conversion of the Convertible Notes. Nevertheless, keeping within the objective of Rule 414, Holdings will acquire all such assets and will assume all such liabilities and obligations indirectly by reason of its ownership of all of the outstanding common stock of Mentor or directly with respect to certain asserts or liabilities (e.g., the Company Stock Plans and the Registration Statements).

As noted previously, immediately after the Reorganization, the consolidated assets and liabilities of Holdings will be the same as the consolidated assets and liabilities of the Company immediately prior to the Reorganization. This technicality relating to paragraph (b) of Rule 414 is not a material difference and should not affect the application of Rule 414. As contemplated by Rule 414(d), Holdings will file amendments to the Registration Statements adopting such registration statements as its own registration statements for all purposes under the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the Registration Statements from being misleading in any material respect.

Accordingly, the Company's Registration Statements should be deemed to be the corresponding registration statements of Holdings. The Staff has taken similar positions with respect to Rule 414 in the context of transactions similar to the Reorganization. *See, e.g., Oncothyreon Inc., Hecla Mining Co.* (available October 31, 2006), *Payless ShoeSource, Inc.* and *Quality Food Centers, Inc.*, supra; *Zaring Homes, Inc.* (available April 7, 1997); *Boston Edison Company* (available February 24, 1997); *National Securities Corporation*, supra.

We respectfully request that you concur with our opinion that, under Rule 414, each of the Company's Registration Statements, each as amended by Holdings subsequent to the Effective Time, may be deemed to be the registration statements of Holdings.

3. Rule 144. Rule 144 under the Securities Act provides a safe harbor for sales of "restricted" securities and sales of securities by and for the account of "affiliates" of an issuer. One of the prerequisites for a person to be able to utilize the safe harbor of Rule 144 is that there be current public information available with respect to such issuer. Rule 144(c)(1) requires, for the safe harbor to be available, the issuer to have been subject to the reporting requirements of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities by the person seeking to utilize the safe harbor of Rule 144, and to have filed all reports required to be filed under the Exchange Act during the 12 months preceding the sale of the securities, or such shorter time as the issuer was required to file such reports. Immediately after the Effective Time, Holdings will be not be able to satisfy these provisions if it does not take the Company's reporting history into account.

Inasmuch as (i) immediately after the Effective Time, Holdings will have, on a consolidated basis, the same assets, liabilities, business and operations as the Company had, on a consolidated basis, immediately prior to the Effective Time, and (ii) the Company has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act during the past 12 months, for purposes of Rule 144, Holdings should be deemed, immediately after the Effective Time, to have complied with the public information requirements of Rule 144(c)(1). The Staff has taken similar positions with respect to Rule 144 in the context of transactions similar to the Reorganization. *See, e.g., Duke Energy Corporation* (available March 30, 2006); *Mercer International Inc., Russell Corporation, Adolph Coors Company* (available August 25, 2003), *Payless ShoeSource, Inc., Quality Food Centers, Inc., Boston Edison Company* and *National Securities Corporation*, supra; *Pennsylvania Power & Light Company*, (available March 3, 1995); *Washington Mutual Savings Bank* (available August 22, 1994); *Consolidated Rail Corporation*, and *Adolph Coors Company* (available March 30, 1990), supra.

Therefore we respectfully request that you concur in our opinion that, after the Effective Time, the prior reporting history of the Company may be taken into account in determining whether Holdings has complied with the public information requirements of Rule 144(c)(1).

4. Rule 12g-3(a). Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities or acquisition of assets, securities of an issuer, not previously registered pursuant to Section 12 of the Exchange Act, such as the Holdings Common Stock, are issued to the holders of any securities of another issuer which is registered pursuant to Section 12 of the Exchange Act, such as the Company Common Stock (which is registered under Section 12(b) of the Exchange Act), the class of securities so issued in the succession transaction shall be deemed to be registered pursuant to Section 12 of the Exchange Act unless, upon consummation of the succession, (i) such new class is exempt from Section 12 registration other than by Rule 12g3-2 of the Exchange Act, (ii) all securities of the subject class are held of record by less than 300 persons, or (iii) the securities issued in connection with the succession were registered on Form F-8 or F-80 under the Exchange Act. None of these exceptions as set forth in Rule 12g-3(a) would apply in the case of the Reorganization. A "succession" is defined in Rule 12b-2 as the "direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer." Rule 12g-3(f) further provides that successor issuers are required to indicate in the current report on Form 8-K filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which the class of securities issued by the successor is deemed registered.

We are of the opinion that the Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and, therefore, that, upon the issuance of the Holdings Common Stock to the holders of the Company Common Stock in exchange therefor, the

Holdings Common Stock will be deemed registered under Section 12(b) of the Exchange Act.

Although the definition of "succession" in Rule 12b-2 under the Exchange Act contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer," and not a holding company reorganization, it is clear from the no-action positions taken by the Staff in the past that the structure of the Reorganization should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. *See, e.g., Roper Industries, Inc., Hecla Mining Company, Matria Healthcare, Inc., Northwest Airlines Corporation, Russell Corporation, Adolph Coors Company* (available August 25, 2003) and *Payless ShoeSource, Inc.*, supra; *BMC West Corporation* (available April 16, 1997); *America West Airlines, Inc., Proler International Corp., Toys "R" Us, Inc.* and *INDRESCO, Inc.*, supra.

In addition, shortly after the Effective Time, Holdings will file a Form 8-K which indicates that the Holdings Common Stock is deemed registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a).

We respectfully request that you concur in our opinion that, upon issuance of the Holdings Common Stock in exchange for the Company Common Stock, the Holdings Common Stock will deemed to be registered under Section 12(b) of the Exchange Act.

Further, the Company is a "large accelerated filer" as defined by Rule 12b-2 of the Exchange Act. In our opinion, because Holdings will be the successor issuer to the Company, Holdings will be deemed a large accelerated filer. We respectfully request that you concur in our opinion that Holdings, as successor to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2 of the Exchange Act. The Staff has taken this position on prior occasions with respect to successor registrants. *See, e.g., Roper Industries, Inc., Hecla Mining Company, Matria Healthcare, Inc.* and *Duke Energy Corporation*, supra; *Aether Systems, Inc.* (available April 26, 2005).

5. <u>Section 4(3) Prospectus Delivery Requirement</u>. The 90-day prospectus delivery requirements of Section 4(3) of the Securities Act will not apply to dealers of Holdings Common Stock because Holdings will, immediately after the Effective Time, have, on a consolidated basis, the same assets, liabilities, business and operations as the Company had, on a consolidated basis, immediately before the Effective Time, and will be the successor to the Company. Under Rule 174(b) under the Securities Act, a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. The Company has been a reporting company under Section 13 of the Exchange Act for more than 12 months, and

Holdings, as the successor to the Company, will assume the Company's reporting status after the Effective Time.

As a result, we are of the opinion that Holdings will be deemed an Exchange Act reporting company and dealers of Holdings Common Stock will exempt from the prospectus delivery requirements of Section 4(3) of the Securities Act by reason of Rule 174(b). The Staff has taken similar positions with respect to Section 4(3) in the context of transactions similar to the Reorganization. *See, e.g., Duke Energy Corp., Aether Systems, Inc.* (available April 26, 2005), *Payless ShoeSource, Inc., Pennsylvania Power & Light Company, Consolidated Rail Corporation, Adolph Coors Company* (available March 30, 1990) and *Union Carbide Corporation*, supra.

Conclusion

On behalf of the Company and Holdings, we respectfully request the concurrence of the Staff in each of the conclusions listed under the heading "Request" above. If the Staff disagrees with any of such conclusions, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter.

As required by Securities Act Release No. 33-6269, seven additional copies of this letter are being submitted herewith.

If there should be any questions or if the Staff requires additional information, please contact me at (858) 720-5141 or J. Nathan Jensen at (858) 720-7912.

Very truly yours,



Scott M. Stanton

END